NO ACT

10
7-15-14



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



14007601

DIVISION OF
CORPORATION FINANCE

Received SEC

AUG 07 2014

Washington, DC 20549

August 7, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 8-7-14

Katherine A. Swenson
Greenberg Traurig, LLP
swensonk@gtlaw.com

Re: Smith & Wesson Holding Corporation
Incoming letter dated July 15, 2014

Dear Ms. Swenson:

This is in response to your letters dated July 15, 2014 and July 23, 2014 concerning the shareholder proposal submitted to Smith & Wesson by Amalgamated Bank's LongView Broad Market 3000 Index Fund. We also have received letters on the proponent's behalf dated July 18, 2014 and July 30, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
conh@hitchlaw.com

August 7, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Smith & Wesson Holding Corporation
Incoming letter dated July 15, 2014

The proposal relates to a report.

We are unable to concur in your view that Smith & Wesson may exclude the proposal under rule 14a-8(e)(2). Accordingly, we do not believe that Smith & Wesson may omit the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Smith & Wesson did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Matt S. McNair
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

HITCHCOCK LAW FIRM PLLC
5614 CONNECTICUT AVENUE, N.W. • NO. 304
WASHINGTON, D.C. 20015-2604
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

30 July 2014

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Counsel:

In its letter of 23 July 2014 counsel for Smith & Wesson Holding Corporation (the "Company") does not answer the specific points made by Amalgamated Bank's LongView Broad Market 3000 Index Fund (the "Fund"), but simply asserts that the Fund should have known of the need to file its proposal in April. Notably, there is no attempt to square the circle, *i.e.*, to explain how one is to satisfy both Rule 14a-8 and inconsistent Company bylaws that "must" be followed.

We rely on our prior letter as to that issue and here answer only the Company's statement that its proxy is "substantially complete," implying that the proxy is almost ready to go to the printer, though no time line is provided. On that point we note that since 2002, the Company has filed its proxy materials between the 11th and 24th days of August (except for 2008 and 2009, when they were filed on the 5th).

For these reasons and those stated in our prior letter, we respectfully ask that the requested no-action relief be denied. Thank you for your consideration of these points. Please feel free to contact me if we can provide further information.

Very truly yours,



Cornish F. Hitchcock

cc: Katherine A. Swenson, Esq.



Katherine A. Swenson
Tel 602.445.8349
Fax 602.445.8729
swensonk@gtlaw.com

July 23, 2014

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Smith & Wesson Holding Corporation
Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposal submitted by Amalgamated Bank's LongView Broad Market 3000 Index Fund

Ladies and Gentlemen:

We are responding on behalf of Smith & Wesson Holding Corporation (the "Company") to Amalgamated Bank's LongView Broad Market 3000 Index Fund's (the "Fund") letter, dated July 18, 2014, to the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission in opposition to the Company's no-action request, dated July 15, 2014.

The Fund and its legal counsel, Hitchcock Law Firm PLLC, take 12 pages to support their opposition to the Company's no-action request, based in its entirety on an esoteric, grammatical analysis of the disclosure appearing on page 78 of the Company's 2013 definitive proxy statement. The Fund and its counsel are sophisticated parties and presumably well aware of the procedural requirements of Rule 14a-8, especially paragraph (e) thereof. We find it difficult to understand how the Fund and its counsel could have believed that they could comply with Rule 14a-8 by submitting to the Company in July a proposal for inclusion in the Company's proxy statement for the Company's September 2014 Annual Meeting of Stockholders. This is especially so because the Company's 2014 Annual Meeting of Stockholders has neither been accelerated nor delayed by 30 days or more relative to the preceding year's annual meeting date.

Although the Fund claims the requirements for Rule 14a-8 proposals disclosed in the Company's 2013 definitive proxy statement are unclear, at no point did the Fund or its counsel contact the Company after the date on which the Company's 2013 definitive proxy statement was first mailed to stockholders (August 12, 2013) to confirm the applicable deadline. As a matter of fact, the proxy statement for the Company's 2014 Annual Meeting of Stockholders is substantially complete. As a result, we do not believe it is necessary to engage in any further counter-analysis of the arguments advanced by the Fund and its counsel.

For the foregoing reasons and the reasons set forth in our initial no-action request, the Company respectfully requests the concurrence of the Staff that the Proposal may be excluded from the proxy materials.

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or e-mail address appearing on the first page of this letter.

Sincerely,



Katherine A. Swenson

Enclosures

cc Robert J. Cicero
Smith & Wesson Holding Corporation

Cornish F. Hitchcock
Hitchcock Law Firm PLLC

PHX 331206986v3

HITCHCOCK LAW FIRM PLLC
5614 CONNECTICUT AVENUE, N.W. • NO. 304
WASHINGTON, D.C. 20015-2604
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

18 July 2014

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Counsel:

I am responding on behalf of Amalgamated Bank's LongView Broad Market 3000 Index Fund (the "Fund") to the no-action request from Smith & Wesson Holding Corporation (the "Company") dated 15 July 2014.

The Company's argument hinges on the notion that the Fund's proposal was submitted after the April 14th deadline for Rule 14a-8 proposals, a date that was set out in the Company's 2013 proxy statement.[1] However, as we now demonstrate, the Company's characterization of that disclosure is incomplete and misleading. In point of fact, the Fund satisfied the deadlines in both the proxy disclosure and the Company's bylaws, which the proxy states "must" be observed.

Given that the Company cherry picked language from its 2013 proxy to come up with the April 14th deadline, an examination of the full text is necessary. The 2013 proxy disclosure states (at p. 78) (emphasis added):

> DEADLINE FOR RECEIPT OF STOCKHOLDER PROPOSALS
>
> Stockholder proposals that are intended to be presented by stockholders at the annual meeting of stockholders for the fiscal year ending April 30, 2014 *must* be received by us within the time periods described below in order to be included in the proxy statement and form of proxy relating to such meeting. Under our bylaws, stockholders must follow certain procedures to nominate persons for election as a director or to introduce an item of business at an annual meeting of

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[1] That proxy is available at available at http://www.sec.gov/Archives/edgar/data/1092796/00011931213330924/ d581914ddef14a.htm#toc581914_17.

stockholders. To be timely under these procedures, notice of such nomination or business related to our 2014 Annual Meeting of Stockholders *must comply with the requirements in our bylaws and must be received by us (a) no earlier than June 25, 2014 and no later than July 25, 2014*; or (b) if our 2014 Annual Meeting of Stockholders is held before August 24, 2014 or after November 22, 2014, no earlier than 90 days in advance of such annual meeting and no later than the close of business on the later of (i) 60 days prior to such annual meeting or (ii) the 10th day following the date on which public announcement of the date of such annual meeting is first made in order to be considered at such meeting, or no later than April 14, 2014 in order to be included in the proxy statement and form of proxy relating to such meeting. These time limits also apply in determining whether notice is timely for purposes of rules adopted by the SEC relating to the exercise of discretionary voting authority.

Section 7(a)(2) of the Company's bylaws specifies the same principles for determining if an item of proposed business is submitted in a timely fashion.[2]

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[2] The bylaws appear in a Form 8-K, filed on 5 May 2011. Section 7(a)(2) states:

For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (B) of paragraph (a) (1) of this Section 7 [which clause specifies that shareholders have the right to bring an item of business before the meeting], the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and such business must be a proper subject for stockholder action under applicable law. To be timely, a stockholder's notice shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days, or delayed by more than 60 days, from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the ninetieth day prior to such annual meeting and not later than the close of business on the later of the sixtieth day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. Such stockholder's notice shall set forth (A) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the

The Company acknowledges, as it must, that the proposal was received on 1 July 2014, in full compliance with subsection (a) of the notice in the 2013 proxy and the bylaws. Nonetheless, the Company claims that true deadline is the April 14th date, consistent with the 120-day period in the Rule.

This interpretation does not withstand a parsing of what the proxy disclosure actually says. Moreover, the Company is engaged in a game of "gotcha." If the Fund had submitted the proposal prior to April 14th, the Company could have objected on the ground that the proposal was invalid because it was submitted according to the deadline in the bylaws. However, because the Fund adhered to the requirements of the bylaws – as were accurately set out in the 2013 proxy statement, which made no mention of proposals under Rule 14a-8 – the Company now claims that the proposal is untimely under Rule 14a-8(e).

In the discussion below, we make two major points. First, the Company is factually incorrect in stating that the April 14th date was clearly disclosed in the proxy. It was not. Indeed, a fair reading of the proxy disclosure and the bylaw demonstrates that the Fund satisfied the only clearly stated deadline in the proxy disclosure and bylaws – and Rule 14a-8(e)(1) specifies that if one is "submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement.[3]

The text of the proxy disclosure and the bylaws recognize two types of proposals: (1) nominations of director candidates and (2) "an item of business" or "other business." The Fund's proposal clearly falls into the latter category, which does not make a distinction between proposals under Rule 14a-8 and proposals as to which the shareholder is conducting an independent solicitation of proxies.

Regardless of whether one is proposing a director candidate or an "item of business," a proponent must meet either one of two alternative deadlines – explic-

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> business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner and (ii) the class and number of shares of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner.

[3] The qualifier "in most cases" is meant to exclude situations in which a company did not hold a meeting the prior year or if the meeting has changed more than 30 days from the prior year's meeting. Neither situation is applicable.

itly labeled subpart (a) and subpart (b). Which date governs depends on how the date of the 2014 meeting relates to the date of the 2013 meeting.

• The default deadline is set out in subpart (a) of the proxy disclosure, and it specifies a window between June 25 and July 25 – a deadline met by the Fund here.

• The deadline in subpart (b) applies if the 2014 meeting is to be held "before August 24, 2014 or after November 22, 2014." (This alternative is inapplicable here, since the Company never advised in a Form 10-Q or 8-K that the meeting would be before or after the two specified dates.)

At this point that the language in subpart (b) gets complicated. The proxy disclosure states that as to these subpart (b) meetings, the deadline is "no earlier than 90 days in advance of such annual meeting and no later than the close of business on the later of (i) 60 days prior to such annual meeting or (ii) the 10th day following the date on which public announcement of the date of such annual meeting is first made in order to be considered at such meeting, or no later than April 14, 2014 in order to be included in the proxy statement and form of proxy relating to such meeting."

The Company seems to be arguing that the mention of an April 14th date is somehow an independent deadline – in effect, a subpart (c) or a "provided, however" clause that contains a separate deadline covering only Rule 14a-8 proposals. The structure of the sentence proves otherwise, however.

Subparts (a) and (b) are divided by a semi-colon and the word "or." The April 14th date appears at the end of subpart (b) and is not similarly identified as an independent deadline. Grammatically, the April 14th date is structured as an element of subpart (b); this is indicated by the fact that instead of a semi-colon, the Company used a comma to separate this deadline from the "no later than" deadlines for out-of-season meetings covered by subpart (b).

With the placement of the April 14th date firmly within subpart (b), the proxy disclosure can be fairly read as providing a "safe harbor" date should the 2014 meeting be advanced to or before August 23, 2014. But subpart (b) has no application here, and the Fund was entitled to rely on the subpart (a) deadline, the only one disclosed in the proxy and the only one consistent with the Company's bylaws.

Differently put, the Company's argument could have some force if the notice had been drafted to say "; or (c) as to proposals submitted under SEC Rule 14a-8, no later than April 14, 2014" or ";*provided, however*, that proposals submitted under SEC Rule 14a-8 must be submitted no later than April 14, 2014." Indeed, such explicit disclosure is what one encounters far more frequently in proxy statements. However, that is not what the Company's 2013 proxy stated, and there is no specific mention of Rule 14a-8 in that document or the Company bylaws.[4]

Thus, the Company's proxy identified only two potential deadlines – clearly labeled (a) and (b) – and the Fund complied with one of them. The Company's proxy failed to provide proper notice of the purported April deadline, and the Fund should not be penalized for following the only clearly applicable deadline in the proxy and the only one consistent with the bylaws that "must" be observed.

This brings us to the Fund's second major point. The Company's request raises a lurking issue that, so far as we can tell, the Division has not addressed, although the LongView Funds have encountered this issue before. Various midcap and smallcap companies (that presumably do not receive many proposals) have bylaws and make proxy disclosures similar to those made here. Specifically, these bylaws and proxy disclosures do not identify a date consistent with the 120-day notice element in Rule 14a-8, but instead specify a narrow window (say, 60-90 days) within which shareholder proposals must be submitted. Such deadlines usually come after the 120-day limit in the Rule and possibly after the 80-day deadline for no-action letters set out in the Rule.[5]

These bylaws tend to be some years old; they do not distinguish between Rule 14a-8 proposals and all other proposals, as a number of companies are doing now as they have adopted "advance notice" bylaws that separate out the procedures and deadlines for potential board nominations and other items of business, the latter including both items meant for inclusion in a company's proxy under Rule 14a-8 and items that will be the subject of an independent solicitation.

When the LongView Funds have encountered this situation in the past, we

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[4] Should the Company argue "OK, so we weren't grammatical, and we didn't mention Rule 14a-8, but it's obvious that we meant April 14th as the deadline for a Rule 14a-8 proposal." But that reading is far from obvious. If the April 14th date is that obvious, why does the Company's proxy disclosure insist that proponents comply with bylaws that do not mention Rule 14a-8 and that contain deadlines that are plainly inconsistent with that Rule? Is the Company conceding that it has been operating for years under an invalid bylaw? Or should one read the proxy's insistence that the bylaws must be satisfied as a waiver of the Company's right under Rule 14-8(i)(1) or (2) to challenge proposals as requiring the Company to act illegally under its bylaws and therefore state law? We are not told. In any event, even if one were to read the proxy disclosure generously and deem it at best ambiguous (a characterization we would not concede), the Company bears the burden of proof in seeking no-action relief, and poor or misleading draftsmanship is not enough to sustain that burden.

[5] Our reference here and in the following discussion to the "120-day limit" is meant as a shorthand reference to the applicable period forth in the Rule, *i.e.*, the 120-day limit or the alternative deadlines in the Rule for out-of-season meetings.

have adhered to the notice in the proxy and bylaws, assuming that companies that provide a later deadline are assuming the risk that they will not be able to pursue no-action relief. After all, the Rule does not prohibit a company from printing and voting shareholder proposals that may arrive after the 120-day limit. Additionally, a company may be willing to waive that deadline in specific cases.

Indeed, given the fact that the deadlines in Rule 14a-8 have been on the books for many years now, it makes sense to assume that a company whose bylaws and proxy disclosure do not recognize a 120-day limit and who specify a shorter deadline have waived the right to insist on strict compliance with the Rule's limit. In fact, this is the first time that one of our Funds has been faulted for meeting the only deadline explicitly laid out as such in a proxy statement.

The Company's no-action request thus presents the Division with an interpretative choice, and whichever approach the Division may choose, there is a need for clarity and guidance on this point:

(a) Conclude that the 120-day limit applies to all Rule 14a-8 proposals, that a company's bylaws stating a shorter deadline are preempted by the Rule, and that any proposal submitted by the 120-day deadline (or the alternative deadline in the Rule for out-of-season meetings) is timely;

(b) Conclude that if a company's proxy states a deadline that is shorter than the 120-day limit in the Rule, and if no explicit deadline for Rule 14a-8 proposals is identified in the proxy, then the Company is deemed to have waived the right to the full 120-day notice in the Rule.[6]

Option (a) has the benefit of generating uniformity and removing all doubt as to which deadlines apply, although it would limit a company's flexibility and entail preemption of inconsistent bylaws.[7] Option (b) has the benefit of recognizing current practice, at least as far as the LongView Funds have encountered it, and apparently other shareholders have not had problems along this line either. After all, if a company truly wants to receive the 120-day notice in the Rule, the company need only to amend its bylaws and to provide explicit notice in its proxy, thus

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[6] As to the latter approach, the question may arise whether a company may insist on a deadline that is greater than the 120 days in the rule. Although one may answer "yes," so long as adequate notice is given in the proxy, the better answer would be "no," for the reason that a company may waive its own rights to notice under the Rule, but not its shareholders' right to rely on a specific amount of time to submit proposals.

[7] Should the Division adopt Option (a) and hold that the 120-day limit will always apply, we submit that Division should take appropriate action against the Company for failing to provide adequate notice under Rule 14a-8(e)(1) as to the true deadline.

removing all doubt.

There is a variation on Option (a), should the Division conclude that this is the preferred interpretation, namely, to announce this interpretation prospectively while denying no-action relief in this case. This variation would, in effect, be saying: If a company wants the full 120-day notice for Rule 14a-8 proposals, the company's proxy should identify that date; if a company does not expressly identify such a deadline for such proposals, then shareholders are entitled to rely upon any specific dates set out in the proxy, even if they give a company less than the 120 days in the Rule.

Additionally, and apart from providing clarity as to what sort of disclosure is required in the future, this variation would also have the benefit of not penalizing the Fund for its literal (and grammatically accurate) reading of the Company's proxy disclosure and bylaws.

This approach will not unduly penalize the Company, as the proposal is a straight-forward proposal seeking disclosures regarding the Company's political expenditures – a proposal voted at dozens of companies in recent years. The proposal was received with more than enough time for someone at the Company to pick up and the telephone and have a dialogue with us. In fact, the LongView Funds have engaged in a dialogue with a number of companies on this topic, and when the dialogue occurred in response to a shareholder proposal, the discussions were often productive and led to withdrawal of the shareholder proposal. (In this case, we filed a shareholder proposal only because Smith & Wesson refused to answer our 2013 letter requesting a dialogue without the need for a shareholder proposal.)

For all of these reasons, we respectfully ask that the request for no-action relief be denied.

Thank you for your consideration of these points. We would be pleased to meet with you to discuss the issues presented by the Company's request. Please do not hesitate to contact me if we can provide further information.

Very truly yours,



Cornish F. Hitchcock

cc: Katherine A. Swenson, Esq.